UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

Creative Vision Alliance Corporation

(Exact name of registrant as specified in its charter)

South Carolina

(State or other jurisdiction of incorporation or organization)

8741

(Primary Standard Industrial Classification Code Number

45-4397622

(I.R.S. Employer Identification Number)

Creative Vision Alliance Corporation
210 White Wing #B
Columbia, SC 29229
(980)202-2822

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Roland Chambers
Creative Vision Alliance Corporation
210 White Wing #B
Columbia, SC 29229
(980)202-2822

(Name, address, including zip code, and telephone number, including area code, of agent for service)



(Approximate date of commencement of proposed sale to the public)

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of large accelerated filer, accelerated filer, and smaller reporting company in Rule 12b2 of the Exchange Act.

Large accelerated filer Accelerated filer
Non-accelerated filer (Do not check if a smaller reporting company) Smaller reporting company ✓

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Calculation of Registration Fee

Title of Each Class of Securities to be Registered: Common Stock $0.0001 par value Amount to be Registered 7,000,000
Proposed Maximum Aggregate Offering Price $1,750,000 Amount of Registration Fee $225.40

Estimated solely for the purpose of calculating the amount of the registration fee in accordance to Rule under the Securities Act of 1933

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Columbia, State of South Carolina, on March 11, 2014.

Creative Vision Alliance Corporation

Roland Chambers

(Registrant)

Roland Chambers
By (Signature and Title)
Roland Chambers, President

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Roland Chambers
(Signature)

Roland Chambers
Director

(Title)
March 11, 2014

(Date)